

August 1, 2012

<u>Via E-mail</u>
David W. Biegler
Chief Executive Officer
Southcross Energy Partners, L.P.
1700 Pacific Avenue
Suite 2900
Dallas, Texas 75201

> **Re:** **Southcross Energy Partners, L.P.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed July 13, 2012**
> **File No. 333-180841**

Dear Mr. Biegler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Consolidated Balance Sheets, page F-9</u>

2. We note your response to prior comment 11 and continue to believe that the guidance in SAB Topic 1.B.3 is analogous to your circumstances. We fully appreciated that Holding's separate financial statements will not be presented in the Partnership's future filings. However, when capitalized, the Partnership for accounting purposes is a successor to Holdings and the only change in the entity is the form of legal organization that holds the underlying assets but still remains the same accounting reporting entity as what was previously contained in Holdings. As such, your planned distribution to the owners should be reflected in a pro forma balance sheet alongside the historical balance sheet. Additionally, we continue to believe that you should present pro forma per share data, to the extent that the distribution exceeds the current year's earnings, within your historical financial statements.

<u>Exhibit Index</u>

3. We note your response to prior comment 12 and the related revisions in your filing. Please clarify why you believe "it is [not] meaningful for an investor to know the arrangement among members set forth in a parent entity's organizational documents." In this regard, we note the second risk factor on page 36. Alternatively, please file Southcross LLC's certificate of formation and limited liability company agreement, as currently in effect. Please see Item 601(b)(3)(i)-(ii) and (b)(4) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Ryan J. Maierson
        Latham & Watkins LLP